UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GlobalSCAPE, Inc.

(Name of Subject Company)

GlobalSCAPE, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

37940G109

(CUSIP Number of Class of Securities)

Robert H. Alpert

Chief Executive Officer

4500 Lockhill Selma Road, Suite 150

San Antonio, Texas 78249

(210) 308-8267

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Persons Filing Statement)

With a copy to:

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Item 4, Item 5 and Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by GlobalSCAPE, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission on July 31, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Grail Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (“Parent” or “HelpSystems”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $9.50 per Share, subject to any required withholding of taxes, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2020, and in the related Letter of Transmittal, in each case, as may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

“ITEM 4. THE SOLICITATION OR RECOMMENDATION—(b) Background of the Offer and the Merger—Go-Shop Process” is amended and restated in its entirety as follows:

“In accordance with the go-shop provisions of the Merger Agreement, on July 20, 2020 Stephens contacted on behalf of the Company 183 parties (“Go Shop Parties”), including all of the parties that executed NDAs with the Company prior to the execution of the Merger Agreement, including both potential strategic acquirers and financial sponsors, to solicit Acquisition Proposals that might result in a Superior Proposal. As of July 31, 2020, the Company (acting through Stephens) had contacted 185 Go Shop Parties. As of August 13, 2020, the Company has entered into eight Acceptable Confidentiality Agreements (as defined in the Merger Agreement) during the Go-Shop Period. Pursuant to the Merger Agreement, the Go-Shop Period (as defined herein) ends on August 24, 2020. As of August 13, 2020, the Company had not received any Acquisition Proposals.

For additional information regarding the background of the Offer, see “The Offer—Section 10—Background of the Offer; Past Contracts or Negotiations with the Company” in the Offer to Purchase.”

“ITEM 4. THE SOLICITATION OR RECOMMENDATION—(d) Certain Financial Projections” is amended and restated in its entirety as follows:

“The Company does not as a matter of course make public any long-term financial projections as to future performance, earnings or other results beyond the current fiscal year given the inherent unpredictability of the underlying assumptions and estimates for extended periods. However, in connection with its evaluation of the Transactions, the Company’s management prepared certain non-public, internal financial projections regarding the Company’s anticipated future operations as a standalone business, based on assumptions that the Company’s management believed to be reasonable at the time, for the calendar years ending December 31, 2020 through 2024. The Company’s actual results for the last twelve months ended June 30, 2020 and the internal financial projections prepared by the Company’s management for the calendar years ending December 31, 2020 through 2024 are referred to in this Schedule 14D-9 as the “Projections.” The Projections were provided to the Company Board and also were provided to B. Riley, which was directed to use and rely on the Projections for purposes of its financial analyses and opinion. The final version of the Projections was based on completed financial information for the six months ended June 30, 2020. An earlier version of the Projections which was based on certain assumed numbers for the quarter ended June 30, 2020 was also circulated to the Company Board. There were no material differences between the final version and the earlier version. A summary of the Projections has been provided below. The summary of Projections (through the 2022 fiscal year) presented below (other than certain footnotes) was made available to Parent as part of its due diligence review of the Company.

The Projections were prepared neither with a view to public disclosure nor with a view to compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or United States generally accepted accounting principles (“GAAP”). The summary of the Projections is not included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Projections may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances, including the announcement of the Offer and the Merger, after the time they were prepared and presented to the Company Board.

Non-GAAP financial measures are included in the summary of the Projections. The Commission rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination like the Offer and the Merger if the disclosure is included in a document like this Schedule 14D-9. Accordingly, the Company has not provided a reconciliation of the non-GAAP financial measures included in the summary of the Projections.

The Projections were prepared by, and are the responsibility of, the Company’s management. Neither Weaver and Tidwell, LLP, the Company’s independent registered public accounting firm, nor any other independent registered public accounting firm has examined, compiled or performed any procedures with respect to the Projections for the calendar years ending December 31, 2020 through 2024 or the prospective financial information contained therein, and neither Weaver and Tidwell, LLP nor any other independent registered public accounting firm has expressed any opinion or given any form of assurance with respect to the reasonableness, achievability or accuracy of the Projections or otherwise with respect to the Projections or such information.

The Projections were prepared by senior management of the Company based on numerous estimates and assumptions. The 2020 amounts resulted from the Company’s annual budgeting process and reflect detailed sales and margin trends at the channel and category level as well as a zero-based budgeting approach to expenses, adjusted to reflect post-COVID-19 expectations. The 2021 through 2024 amounts resulted from the Company’s long-range planning process and more general market-level forecasts overlaid with specific initiative contributions. Key assumptions include revenue growth of 4.9%, 12%, 7.5%, 5.9% and 5.2% in 2020, 2021, 2022, 2023 and 2024, respectively, and EBITDA margins of 44.7%, 48.3%, 48.7%, 46.6% and 45.5% in 2020, 2021, 2022, 2023 and 2024, respectively.

The estimates and assumptions underlying the Projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in Item 8 under “Cautionary Statement Regarding Forward-Looking Statements” and the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its subsequent quarterly reports on Form 10-Q, all of which are difficult to predict and many of which are beyond the control of the Company. Such estimates and assumptions are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. In addition, the Projections do not take into account any circumstances, transactions or events occurring after the date on which the Projections were prepared. Given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. There can be no assurance that the estimates, assumptions or projected results underlying the Projections will be realized, and actual results will likely differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. As a result, the Projections should not be considered necessarily predictive of actual future operating results and should not be relied on as such.

The following is a summary of the Projections:

	LTM 6/30/20	Projected
($ 000's)		2020E	2021E	2022E	2023E	2024E
Total Revenue	$40,404	$42,337	$47,415	$50,978	$53,992	$56,819
Growth		4.9%	12.0%	7.5%	5.9%	5.2%

EBITDA	$17,273	$18,905	$22,880	$24,812	$25,140	$25,850
Growth		9.6%	21.0%	8.4%	1.3%	2.8%
Margin	42.8%	44.7%	48.3%	48.7%	46.6%	45.5%

Adjustments:
(+) Stock-Based Compensation	1,874	2,473	3,065	3,294	3,652	3,920
(+) One Time Payment in Lieu of Stock Option Reset	1,314	—	—	—	—	—
(+) Certain Professional Fees	—	—	—	—	—	—
(+) Transaction Expenses	507	191	—	—	—	—
(+) Special Investigation Fees & Settlements	271	577	—	—	—	—

Adjusted EBITDA	$21,239	$22,146	$25,945	$28,106	$28,792	$29,770
Growth		3.5%	17.2%	8.3%	2.4%	3.4%
Margin	52.6%	52.3%	54.7%	55.1%	53.3%	52.4%

Calculation of Projected Unlevered Free Cash Flow
	Projected
($ 000's)	2H 2020	2021	2022	2023	2024
Total Revenue	$22,594	$47,415	$50,978	$53,992	$56,819
Growth			8%	6%	5%

EBITDA	$10,287	$22,880	$24,812	$25,140	$25,850
Growth			8%	1%	3%
EBITDA Margin	46%	48%	49%	47%	45%

EBITDA	$10,287	$22,880	$24,812	$25,140	$25,850
Stock-Based Compensation	1,565	3,065	3,294	3,652	3,920
Interest Income, net	—	142	153	162	170
Capitalized Software Expenditures	(974)	(1,948)	(1,948)	(2,094)	(2,251)
Other Capital Expenditures	(30)	(150)	(150)	(150)	(150)
Change in Operating Accounts	965	(3,299)	(2,420)	142	606
Income Taxes Paid	(1,745)	(4,029)	(4,453)	(4,585)	(4,804)

Unlevered Free Cash Flow	$10,067	$16,661	$19,287	$22,267	$23,341

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Projections necessarily predictive of actual future events, and they should not be relied upon as such. The inclusion of the Projections herein should not be deemed an admission that the forecasts therein are viewed as material information of the Company, and in fact the Company views the Projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of the Company, Parent or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Projections are thereafter shown not to have been appropriate. None of the Company, or, to the knowledge of the Company, Parent intends to make publicly available any update or other revisions to the Projections. Additionally, none of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in any of the Projections or that projected results will be achieved.”

“ITEM 4. THE SOLICITATION OR RECOMMENDATION—(e) Opinion of Financial Advisor to the Company—Discounted Cash Flow Analysis” is amended and restated in its entirety as follows:

“B. Riley performed a discounted cash flow analysis of GlobalSCAPE based on the Projections, a summary of which Projections are set forth under Item 4(d) under “Certain Financial Projections.” B. Riley applied perpetual growth rates ranging from 2.0% to 3.0% and discount rates ranging from 10.5% to 12.5%, taking into account its experience and professional judgment and a calculation of GlobalSCAPE’s weighted average cost of capital. The discounted cash flow analysis indicated an implied value reference range per Share of Company Common Stock of $9.10 to $13.05, as compared to the Offer Price of $9.50 per Share of Company Common Stock in the Transaction pursuant to the Merger Agreement.”

“ITEM 4. THE SOLICITATION OR RECOMMENDATION—(e) Opinion of Financial Advisor to the Company—Other Matters” is amended and restated in its entirety as follows:

“B. Riley was engaged by GlobalSCAPE to provide an opinion to the Company Board as to the fairness, from a financial point of view, to the holders of Company Common Stock other than Parent, Merger Sub and their respective affiliates of the Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement. The Company engaged B. Riley based on B. Riley’s experience and reputation. B. Riley is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by GlobalSCAPE, B. Riley became entitled to a fee of $250,000 upon the delivery of its opinion. No portion of B. Riley’s fee is contingent upon the successful completion of the Transaction. The Company has also agreed to reimburse B. Riley for certain expenses and to indemnify B. Riley, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to B. Riley’s engagement.

B. Riley is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, B. Riley and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of GlobalSCAPE, Parent, certain of their affiliates and any other company that may be involved in the Transaction. B. Riley and its affiliates have in the past provided, and may in the future provide, investment banking and other financial services to GlobalSCAPE and certain of its affiliates, for which B. Riley and its affiliates have received, or would expect to receive, compensation, including, during the past two years, having provided financial advisory services to GlobalSCAPE in connection with a leveraged recapitalization by GlobalSCAPE in November 2019, for which B. Riley and its affiliates have received aggregate fees of approximately $75,000. During the past two years, B. Riley has not provided investment banking or other financial advisory services to Parent, its subsidiaries or its controlling shareholder for which it has received compensation. B. Riley and its affiliates may in the future provide investment banking and other financial services to Parent and certain of its affiliates, for which B. Riley and its affiliates would expect to receive compensation. B. Riley has adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals that advised GlobalSCAPE.”

ITEM 5. PERSON/ASSET RETAINED, EMPLOYED, COMPENSATED OR USED.

“ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED” is amended and restated in its entirety as follows:

“Under the terms of its engagement letter, the Company has agreed to pay Stephens a fee of approximately $4.6 million for its services, all of which is contingent upon consummation of the Merger. The Company has also agreed to reimburse Stephens upon request, for Stephens’ out-of-pocket expenses incurred in connection with this engagement, including travel expenses, database fees, electronic data room fees, overnight delivery and courier fees, and the reasonable fees and disbursements of outside counsel. In addition, the Company has agreed to indemnify Stephens and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Stephens or any of its affiliates, against certain losses, claims, damages or liabilities, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Stephens’ engagement. Stephens and its affiliates have in the past provided, and may in the future provide, investment banking and other financial services to the Company and certain of its affiliates, for which Stephens and its affiliates have received, or would expect to receive, compensation, including, during the past three years, having provided financial advisory services to the Company in connection with a leveraged recapitalization by the Company in November 2019 and a Dutch auction self-tender offer by the Company in August 2018, for which Stephens and its affiliates have received aggregate fees of approximately $1.615 million. In the past three years, Stephens has not provided investment banking or other financial services to Parent or to any of Parent’s subsidiaries, controlled entities or its controlling shareholder for which it has received compensation.

Information pertaining to B. Riley, which was engaged to provide a fairness opinion to the Company Board and not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise, is set forth in Item 4 under “Opinion of Financial Advisor to the Company” and is hereby incorporated by reference in this Item 5.

The information contained in the Offer to Purchase concerning the retention of persons for the purpose of making solicitations on behalf of Merger Sub and Parent under “The Offer—Section 17—Fees and Expenses” is incorporated by reference herein.”

ITEM 8. ADDITIONAL INFORMATION.

“ITEM 8. ADDITIONAL INFORMATION—(e) Legal Proceedings” is amended and restated in its entirety as follows:

“On August 3, 2020, Shiva Stein, a purported stockholder of the Company, filed a complaint in the United States District Court of Delaware, captioned Shiva Stein v. GlobalSCAPE, Inc., Robert Alpert, Thomas E. Hicks, David L. Mann, and C. Clark Webb., Civil Action No. 1:20-cv-01035-UNA (the “Stein Complaint”) against the Company and all members of the Company Board. Among other things, the Stein Complaint alleges that the Company, and the members of the Company Board in their capacity as controlling persons, caused a materially incomplete and misleading Solicitation Statement on Schedule 14D-9 (the “Solicitation Statement”), concerning, among other things, (i) the Company’s financial projections relied upon by the Company’s financial advisor, B. Riley, in its financial analyses; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by B. Riley, filed on July 31, 2020 with the SEC and disseminated to Company stockholders, rendering the Solicitation Statement false and misleading and in violation of the Exchange Act and related regulations. The Stein Complaint seeks, among other things, an order preliminarily and permanently enjoining proceeding with the tender offer unless and until the allegedly omitted information is disclosed to the Company’s stockholders or, in the event the Offer is consummated, to recover damages resulting from the alleged violations of the Exchange Act by the Company and the members of the Company Board.

On August 4, 2020, John Thompson, a purported stockholder of the Company, filed a putative class action complaint in the United States District Court of Delaware, captioned John Thompson, individually and on behalf of all others similarly situated v. GlobalSCAPE, Inc., Robert Alpert, Thomas E. Hicks, David L. Mann, C. Clark Webb, Help/Systems, LLC and Grail Merger Sub, Inc., Civil Action No. 1:20-cv-01039-UNA (the “Thompson Complaint”) against the Company, all members of the Company Board, Parent and Merger Sub. Among other things, the Thompson Complaint alleges that the Company, Merger Sub and the members of the Company Board and Parent in their capacity as controlling persons, caused a materially incomplete and misleading Solicitation Statement, concerning, among other things, (i) the Company’s financial projections relied upon by the Company’s financial advisor, B. Riley, in its financial analyses; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by B. Riley, filed on July 31, 2020 with the Commission and disseminated to Company stockholders, (iii) the engagement of past services of B. Riley and Stephens and (iv) non-disclosure agreements prior to and during the “go-shop” process, rendering the Solicitation Statement false and misleading and in violation of the Exchange Act and related regulations. The Thompson Complaint seeks, among other things, (i) an order enjoining proceeding with the tender offer, (ii) in the event the Offer is consummated, to recover damages resulting from the alleged violations of the Exchange Act by the Company, the members of the Company Board, Parent and Merger Sub and (iii) an order directing the Company Board to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading.

On August 10, 2020, Michael Hawley, a purported stockholder of the Company, filed a putative class action complaint in the Court of Chancery in the State of Delaware, captioned Michael Hawley, on behalf of himself and all others similarly situated v. Robert Alpert, Thomas E. Hicks, David L. Mann, and C. Clark Webb, C.A. No. 2020-0623-PAF (the “Hawley Complaint”) against all members of the Company Board. Among other things, the Hawley Complaint alleges that the members of the Company Board breached their fiduciary duty of disclosure by causing a materially incomplete and misleading Solicitation Statement, concerning, among other things, (i) the Company’s financial projections relied upon by the Company’s financial advisor, B. Riley, in its financial analyses; and (ii) the omission of the reasons for certain inputs underlying the financial valuation analyses that support the fairness opinion provided by B. Riley, filed on July 31, 2020 with the Commission and disseminated to Company stockholders, (iii) the engagement of past services of Stephens and (iv) non-disclosure agreements prior to and during the “go-shop” process. The Hawley Complaint seeks, among other things, (i) an order enjoining proceeding with the tender offer until such time as the Company discloses the alleged material information, and (ii) in the event the Offer is consummated, to recover damages resulting from the breach of duty by the members of the Company Board.  Also on August 10, 2020, Hawley filed a motion to expedite proceedings, which is set for a hearing on August 14, 2020.

If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALSCAPE, INC.

By:	/s/ Karen J. Young
	Name:	Karen J. Young
	Title:	Chief Financial Officer

August 13, 2020